Exhibit 99.1

ZTO Reports Second Quarter 2022 Unaudited Financial Results

6.2 Billion Parcels Elevated Market Share by 2 pts to 23.0%

$1.8 Billion Adjusted Net Income Grew 38.2% on Price Steadiness and Cost Leverage

SHANGHAI, Aug. 17, 2022/PRNewswire/ — ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced its unaudited financial results for the second quarter ended June 30, 2022[1]. The Company delivered a parcel volume growth of 7.5% and expanded market share by 2 percentage points to 23% despite adverse impact from COVID while maintaining high quality of service and customer satisfaction. Adjusted net income increased 38.2%[3] to reach RMB 1,758.7 million. Cash generated from operating activities was RMB 3,780.8 million.

Second Quarter 2022 Financial Highlights

•	Revenues were RMB 8,656.7 million (US$ 1,292.4 million), an increase of 18.2% from RMB 7,325.1million in the same period of 2021.

•	Gross profit was RMB 2,202.8 million (US$ 328.9 million), an increase of 31.6% from RMB 1,673.6 million in the same period of 2021.

•	Net income was RMB 1,758.7 million (US$ 262.6 million), an increase of 38.2% from RMB 1,272.2 million in the same period of 2021.

•	Adjusted EBITDA[2] was RMB 2,892.0 million (US$ 431.8 million), an increase of 36.0% from RMB 2,125.7 million in the same period of 2021.

•	Adjusted net income was RMB 1,758.7 million (US$ 262.6 million), an increase of 38.2% from RMB 1,272.2 million in the same period of 2021.

•	Basic and diluted net earnings per American depositary share (“ADS” [4]) were RMB 2.23 (US$ 0.33), an increase of 42.9% from RMB1.56 in the same period of 2021.

•	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders[5] were RMB 2.23 (US$ 0.33), an increase of 42.9% from RMB 1.56 in the same period of 2021.

•	Net cash provided by operating activities was RMB 3,780.8 million (US$ 564.5 million), compared with RMB 1,932.4 million in the same period of 2021.

Operational Highlights for Second Quarter 2022

•	Parcel volume was 6,203 million, an increase of 7.5% from 5,772 million in the same period of 2021.

•	Number of pickup/delivery outlets was over 30,900 as of June 30, 2022.

•	Number of direct network partners was over 5,800 as of June 30, 2022.

•	Number of self-owned line-haul vehicles was approximately 11,000 as of June 30, 2022.

•	Out of the approximately 11,000 self-owned trucks, over 9,250 were high capacity 15 to 17-meter-long models as of June 30, 2022, compared to approximately 9,200 as of March 31, 2022.

•	Number of line-haul routes between sorting hubs was approximately 3,700 as of June 30, 2022, compared to over 3,650 as of March 31, 2022.

•	Number of sorting hubs was 98 as of June 30, 2022, among which 87 are operated by the Company and 11 by the Company’s network partners.

(1)	An investor relations presentation accompanies this earnings release and can be found at http://zto.investorroom.com.

(2)	Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as the gain on disposal of equity investment and subsidiary which management aims to better represent the underlying business operations.

(3)	Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as gain on disposal of equity investment and subsidiary in and corresponding tax impact which management aims to better represent the underlying business operations.

(4)	One ADS represents one Class A ordinary share.

(5)	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and American depositary diluted shares, respectively.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented, “Despite the COVID resurgence and macro uncertainties in the first half, we delivered a robust set of results gaining in both volume and profit. Our parcel volume reached 6.2 billion, expanding our market share by 2.0 points to 23.0%, and adjusted net income increased by 38.2% to 1.8 billion while we maintained high quality of services and customer satisfaction. Being among the first to resume operations, ZTO capitalized on the growth momentum and accelerated volume growth by leveraging our strong infrastructure and capacity advantages. Our cost initiatives continued to yield results where standardization and digitization is allowing us to optimize economics across the entire network including our network partners’ operations.”

Mr. Lai added, “While short-term challenges exist in the marketplace, the express delivery industry is resilient with huge potential to expand. As the pandemic prevention becomes routine, we are focused on quality of operations and earnings as we further leverage our core competencies. In the past, we benefited from a better integrated network of sortation centers across the country. Our success for the future depends largely on our ability to reduce the number of sortation and further reach to customers through better linkage with last mile operations to reduce costs and improve timeliness. Our strategies to widen our market share lead and enhance operational excellence are crucial for consistent and profitable growth.”

Ms. Huiping Yan, Chief Financial Officer of ZTO, commented, “As price competition deescalated, our core express delivery ASP grew 10.5% or 13 cents year-on-year. We continued to gain operating efficiencies and soften the negative impact from rising labor cost and fuel price hike. Our corporate cost structure is lean and healthy where SG&A as percentage of revenue declined 0.1 pts to 5.3%. Cash flow from operating activities increased 95.7% to 3.8 billion. Capital spending outlay was 1.5 billion as we manage the pace of investment according to demand changes.”

Ms. Yan added, “For many years, the industry grew tremendously in volume yet suffered from prolonged price decline. This trend was reversed for ZTO for this quarters as we grew volume 9 percentage above industry overage and increase net income 38.2% which is 4 times faster than volume expansion. We intend to stay focused on what we can do to expand volume and earnings while empowering our network partners to improve profitability as well. This will fundamentally ensure sustainability of our entire network for years to come.”

Second Quarter 2022 Unaudited Financial Results

	Three Months Ended June 30,					Six Months Ended June 30,
	2021		2022			2021		2022
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Express delivery services	6,652,936	90.8	7,931,608	1,184,158	91.6	12,325,745	89.3	15,151,869	2,262,114	91.5
Freight forwarding services	313,553	4.3	329,959	49,262	3.8	806,540	5.8	661,044	98,691	4.0
Sale of accessories	314,131	4.3	349,683	52,206	4.0	574,311	4.2	631,754	94,318	3.8
Others	44,440	0.6	45,427	6,782	0.6	91,001	0.7	116,060	17,328	0.7
Total revenues	7,325,060	100.0	8,656,677	1,292,408	100.0	13,797,597	100.0	16,560,727	2,472,451	100.0

Total Revenues were RMB 8,656.7 million (US$ 1,292.4 million), an increase of 18.2% from RMB7,325.1 million in the same period of 2021. Revenue from the core express delivery business increased by 18.8% compared to the same period of 2021, as a combined result of a 7.5% increase in parcel volume and a 10.5% increase in parcel unit price. Revenue from freight forwarding services increased by 5.2% compared to the same period of 2021 as cross border e-commerce demand and pricing gradually normalized with pandemic recovery. Revenue from sales of accessories, largely consisted of sales of thermal paper used for digital waybills’ printing, increased by 11.3%. Other revenues were mainly derived from financing services.

	Three Months Ended June 30,					Six Months Ended June 30,
	2021		2022			2021		2022
	RMB	% of revenues	RMB	US$	% of revenues	RMB	% of revenues	RMB	US$	% of revenues

	(in thousands, except percentages)
Line-haul transportation cost	2,763,264	37.7	3,029,904	452,353	35.0	5,297,177	38.4	5,983,896	893,372	36.1
Sorting hub operating cost	1,612,704	22.0	1,891,440	282,384	21.8	3,124,074	22.6	3,771,806	563,115	22.8
Freight forwarding cost	266,229	3.6	307,005	45,835	3.5	702,621	5.1	614,906	91,803	3.7
Cost of accessories sold	98,141	1.3	119,886	17,899	1.4	172,716	1.3	202,789	30,276	1.2
Other costs	911,080	12.6	1,105,620	165,064	12.9	1,730,834	12.5	2,165,029	323,231	13.1
Total cost of revenues	5,651,418	77.2	6,453,855	963,535	74.6	11,027,422	79.9	12,738,426	1,901,797	76.9

Total cost of revenues was RMB 6,453.9 million (US$ 963.5 million), an increase of 14.2% from RMB5,651.4 million in the same period last year.

Line haul transportation cost was RMB 3,029.9 million (US$ 452.4 million), an increase of 9.6% from RMB 2,763.3 million in the same period last year. The unit transportation cost increased 2.0% given the sharp increase in fuel costs and decrease of parcel volume during Covid resurgence yet offset by continued transportation cost efficiency gain derived mainly from higher mix of high-capacity trailer trucks of our fleet and improved load rate from better route planning. There were approximately 1,100 more self-owned high-capacity vehicles in operation compared to the same period last year.

Sorting hub operating cost was RMB 1,891.4 million (US$ 282.4 million), an increase of 17.3% from RMB 1,612.7 million in the same period last year. The increase was primarily consisted of (i) RMB 140.2 million (US$ 20.9 million) increase in labor-associated costs, a net result of wage increases partially offset by automation-driven efficiency improvement, and (ii) RMB 105.5 million (US$ 15.8 million) increase in depreciation and amortization costs for automation equipment and facility construction. As of June 30, 2022, 431 sets of automated sorting equipment were in service, compared to 361 sets as of June 30, 2021.

Cost of accessories sold was RMB 119.9 million (US$ 17.9 million), increased 22.2% compared with RMB98.1 million in the same period last year. The increase included uniform costs for dress code standardization which helps enhance brand image.

Other costs were RMB 1,105.6 million (US$ 165.1 million), an increase of 21.4% from RMB 911.1 million in the same period last year. The increase was mainly consisted of (i) RMB 62.8 million (US$ 9.4 million) in costs expanding last mile business, (ii) RMB 51.8 million (US$ 7.7 million) in information technology and related costs, and (iii) RMB 44.5 million (US$ 6.6 million) in costs serving enterprise customers.

Gross Profit was RMB 2,202.8 million (US$ 328.9 million), increased 31.6% from RMB1,673.6 million in the same period last year as a result of driven by both volume and ASP increase plus a stable cost structure. Gross margin rate improved to 25.4% from 22.8% for the same period last year.

Total Operating Expenses were RMB 217.3 million (US$ 32.4 million), compared to RMB 218.0 million in the same period last year.

Selling, general and administrative expenses were RMB 456.9 million (US$ 68.2 million), increased by 16.0% from RMB 394.0 million in the same period last year, mainly from increases of compensation and benefits.

Other operating income, net was RMB 239.6 million (US$ 35.8 million), compared to RMB 176.0 million in the same period last year. Other operating income mainly consisted of (i) government subsidies and tax rebates of RMB 145.8 million (US$ 21.8 million), and (ii) RMB 56.6 million (US$ 8.4 million) of VAT super deduction.

Income from operations was RMB 1,985.5 million (US$ 296.4 million), an increase of 36.4% from RMB 1,455.7 million for the same period last year. Operating margin rate increased to 22.9% from 19.9% in the same period last year.

Interest income was RMB 118.5 million (US$ 17.7 million), compared with RMB 102.4 million in the same period last year.

Interest expenses was RMB 23.1 million (US$ 3.4 million), compared with RMB 33.8 million in the same period last year.

Loss from fair value changes of financial instruments was RMB 13.6 million (US$ 2.0 million), compared with a gain of RMB 32.3 million in the same period last year. Such gain or loss from fair value changes of the financial instruments are determined by selling banks according to market-based estimation of future redemption prices.

Income tax expenses were RMB 438.2 million (US$ 65.4 million) compared to RMB 254.9 million in the same period last year. Overall income tax rate increased by 3.4 percentage points this quarter compared to the same period last year due to an increased mix of taxable income generated by local operating entities, taxes at the full 25% tax rate, than taxable income from one of the headquarter entities that enjoys a 15% preferential rate for its High and New Technology Enterprise qualification.

Net income was RMB 1,758.7 million (US$ 262.6 million), which increased by 38.2% from RMB 1,272.2 million in the same period.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB 2.23 (US$ 0.33), compared to basic and diluted earnings per ADS of RMB1.56 in the same period last year.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB 2.23 (US$ 0.33), compared with RMB1.56 in the same period last year.

Adjusted net income was RMB 1,758.7 million (US$ 262.6 million), compared with RMB 1,272.2 million during the same period last year.

EBITDA[1] was RMB 2,892.0 million (US$ 431.8 million), compared with RMB 2,125.7 million in the same period last year.

Adjusted EBITDA was RMB 2,892.0 million (US$ 431.8 million), compared to RMB 2,125.7 million in the same period last year.

Net cash provided by operating activities was RMB 3,780.8 million (US$ 564.5 million), compared with RMB 1,932.4 million in the same period last year.

(1) EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses which management aims to better represent the underlying business operations.

Business Outlook

Based on current market and operating conditions, the Company maintains its previously stated annual guidance. Parcel volume for 2022 is expected to be in the range of 24.96 billion to 25.86 billion, representing a 12% to 16% increase year over year. Such estimates represent management’s current and preliminary view, which are subject to change.

Company Share Purchase

On November 14, 2018, the Company announced a share repurchase program whereby ZTO was authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$500 million during an 18-month period thereafter. On March 13, 2021, the board of directors of the Company approved the extension of the active share repurchase program to June 30, 2021. On March 31, 2021, the board of directors has approved changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$500 million to US$1 billion and extending the effective time by two years through June 30, 2023. The Company expects to fund the repurchases out of its existing cash balance. As of June 30, 2022, the Company has purchased an aggregate of 36,074,242 ADSs at an average purchase price of US$25.21, including repurchase commissions.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB 6.6981 to US$ 1.00, the noon buying rate on June 30, 2022 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share, and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 8:30 PM U.S. Eastern Time on Wednesday, August 17, 2022 (8:30 AM Beijing Time on August 18, 2022).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	852-5808-1995
Mainland China:	4001-206-115
Singapore:	800-120-5863
International:	1-412-317-6061
Passcode:	1962226

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until August 24, 2022:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	4858141

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK:2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to the Company’s unaudited results for the second quarter of 2022, ZTO management quotes and the Company’s financial outlook.

These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of its control. The Company’s actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the second quarter 2022 are preliminary, unaudited and subject to audit adjustment. In addition, the Company may not meet its financial outlook included in this news release and may be unable to grow its business in the manner planned. The Company may also modify its strategy for growth. In addition, there are other risks and uncertainties that could cause the Company’s actual results to differ from what it currently anticipates, including those relating to the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see its filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended June 30,			Six Months Ended June 30
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Revenues	7,325,060	8,656,677	1,292,408	13,797,597	16,560,727	2,472,451
Cost of revenues	(5,651,418)	(6,453,855)	(963,535)	(11,027,422)	(12,738,426)	(1,901,797)
Gross profit	1,673,642	2,202,822	328,873	2,770,175	3,822,301	570,654
Operating (expenses)/income:
Selling, general and administrative	(394,006)	(456,907)	(68,214)	(1,014,230)	(1,075,106)	(160,509)
Other operating income, net	176,019	239,634	35,776	332,590	354,612	52,942
Total operating expenses	(217,987)	(217,273)	(32,438)	(681,640)	(720,494)	(107,567)
Income from operations	1,455,655	1,985,549	296,435	2,088,535	3,101,807	463,087
Other income (expenses):
Interest income	102,400	118,490	17,690	177,882	229,588	34,277
Interest expense	(33,798)	(23,102)	(3,449)	(49,380)	(82,737)	(12,352)
Gain / (loss) from fair value changes of financial instruments	32,331	(13,575)	(2,027)	48,130	(14,456)	(2,158)
Foreign currency exchange (loss) / gain before tax	(25,751)	119,805	17,886	(26,084)	106,940	15,966
Income before income tax, and share of loss in equity method	1,530,837	2,187,167	326,535	2,239,083	3,341,142	498,820
Income tax expense	(254,859)	(438,205)	(65,422)	(404,497)	(693,424)	(103,525)
Share of (loss)/gain in equity method investments	(3,753)	9,740	1,454	(28,835)	(13,492)	(2,014)
Net income	1,272,225	1,758,702	262,567	1,805,751	2,634,226	393,281
Net loss attributable to non-controlling interests	19,947	46,479	6,939	20,046	77,225	11,529
Net income attributable to ZTO Express (Cayman) Inc.	1,292,172	1,805,181	269,506	1,825,797	2,711,451	404,810
Net income attributable to ordinary shareholders	1,292,172	1,805,181	269,506	1,825,797	2,711,451	404,810
Net earnings per share attributed to ordinary shareholders
Basic	1.56	2.23	0.33	2.21	3.35	0.50
Diluted	1.56	2.23	0.33	2.21	3.35	0.50
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	827,015,267	809,733,116	809,733,116	827,755,090	809,214,926	809,214,926
Diluted	827,015,267	809,733,116	809,733,116	827,755,090	809,214,926	809,214,926

Net income	1,272,225	1,758,702	262,567	1,805,751	2,634,226	393,281
Other comprehensive (expenses) / income, net of tax of nil:
Foreign currency translation adjustment	(102,171)	97,328	14,531	(84,260)	85,143	12,712
Comprehensive income	1,170,054	1,856,030	277,098	1,721,491	2,719,369	405,993
Comprehensive loss attributable to non-controlling interests	19,947	46,479	6,939	20,046	77,225	11,529
Comprehensive income attributable to ZTO Express (Cayman) Inc.	1,190,001	1,902,509	284,037	1,741,537	2,796,594	417,522

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31,	June 30,
	2021	2022
	RMB	RMB	US$

	(in thousands, except for share data)
ASSETS
Current assets:
Cash and cash equivalents	9,721,225	9,927,765	1,482,176
Restricted cash	27,736	384,912	57,466
Accounts receivable, net	933,444	852,754	127,313
Financing receivables	1,111,461	939,689	140,292
Short-term investment	2,845,319	5,211,019	777,985
Inventories	82,961	28,746	4,292
Advances to suppliers	667,855	960,354	143,377
Prepayments and other current assets	3,142,368	2,738,674	408,873
Amounts due from related parties	133,990	133,362	19,910
Total current assets	18,666,359	21,177,275	3,161,684
Investments in equity investee	3,730,448	3,893,799	581,329
Property and equipment, net	24,929,897	26,848,485	4,008,373
Land use rights, net	5,335,549	5,437,844	811,849
Intangible assets, net	35,634	32,536	4,857
Operating lease right-of-use assets	897,238	810,107	120,946
Goodwill	4,241,541	4,241,541	633,245
Deferred tax assets	934,848	900,669	134,466
Long-term investment	1,214,500	2,360,500	352,413
Long-term financing receivables	1,412,956	1,514,933	226,174
Other non-current assets	762,273	656,721	98,046
Amounts due from related parties-non current	611,100	631,620	94,298
TOTAL ASSETS	62,772,343	68,506,030	10,227,680
LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	3,458,717	7,059,620	1,053,974
Accounts payable	1,957,529	1,910,929	285,294
Notes payable	174,920	245,000	36,578
Advances from customers	1,226,549	1,406,445	209,977
Income tax payable	86,789	145,728	21,757
Amounts due to related parties	22,786	43,890	6,553
Operating lease liabilities	250,995	218,634	32,641
Acquisition consideration payable	22,942	-	-
Dividends payable	708	15,712	2,346
Other current liabilities	5,794,380	5,931,378	885,528
Total current liabilities	12,996,315	16,977,336	2,534,648
Non-current operating lease liabilities	556,091	518,552	77,418
Deferred tax liabilities	292,356	272,399	40,668
TOTAL LIABILITIES	13,844,762	17,768,287	2,652,734
Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 826,943,309 shares issued and 808,448,289 shares outstanding as of December 31, 2021;826,943,309 shares issued and 809,733,116 shares outstanding as of June 30, 2022)	535	535	80
Additional paid-in capital	28,229,026	27,090,866	4,044,560
Treasury shares, at cost	(2,067,009)	(1,977,983)	(295,305)
Retained earnings	22,716,799	25,361,886	3,786,430
Accumulated other comprehensive loss	(242,104)	(156,961)	(23,434)
ZTO Express (Cayman) Inc. shareholders’ equity	48,637,247	50,318,343	7,512,331
Noncontrolling interests	290,334	419,400	62,615
Total Equity	48,927,581	50,737,743	7,574,946
TOTAL LIABILITIES AND EQUITY	62,772,343	68,506,030	10,227,680

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended June 30,			Six Months Ended June 30
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

			(in thousands)
Net cash provided by operating activities	1,932,405	3,780,752	564,451	2,409,357	4,886,147	729,483
Net cash used in investing activities	(184,468)	(3,609,618)	(538,902)	(4,556,458)	(6,924,369)	(1,033,781)
Net cash (used in) / provided by financing activities	(943,506)	(157,132)	(23,459)	50,462	2,423,513	361,821
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(133,881)	193,657	28,912	(100,613)	172,835	25,803
Net increase / (decrease) in cash, cash equivalents and restricted cash	670,550	207,659	31,002	(2,197,252)	558,126	83,326
Cash, cash equivalents and restricted cash at beginning of period	11,492,290	10,119,828	1,510,851	14,360,092	9,769,361	1,458,527
Cash, cash equivalents and restricted cash at end of period	12,162,840	10,327,487	1,541,853	12,162,840	10,327,487	1,541,853

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	AS of
	June 30,	June 30,
	2021	2022
	RMB	RMB	US$

	(in thousands)
Cash and cash equivalents	12,098,453	9,927,765	1,482,176
Restricted cash, current	51,716	384,912	57,466
Restricted cash, non-current	12,671	14,810	2,211
Total cash, cash equivalents and restricted cash	12,162,840	10,327,487	1,541,853

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended June 30,			Six Months Ended June 30
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
		(in thousands, except for share and per share data)
Net income	1,272,225	1,758,702	262,567	1,805,751	2,634,226	393,281
Add:
Share-based compensation expense (1)	—	—	—	248,027	178,980	26,721
Adjusted net income	1,272,225	1,758,702	262,567	2,053,778	2,813,206	420,002

Net income	1,272,225	1,758,702	262,567	1,805,751	2,634,226	393,281
Add:
Depreciation	530,874	640,577	95,636	1,026,582	1,242,220	185,459
Amortization	33,928	31,392	4,687	59,579	62,446	9,323
Interest expenses	33,798	23,102	3,449	49,380	82,737	12,352
Income tax expenses	254,859	438,205	65,422	404,497	693,424	103,525
EBITDA	2,125,684	2,891,978	431,761	3,345,789	4,715,053	703,940

Add:
Share-based compensation expense	—	—	—	248,027	178,980	26,721
Adjusted EBITDA	2,125,684	2,891,978	431,761	3,593,816	4,894,033	730,661

(1) Net of income taxes of nil

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended June 30,			Six Months Ended June 30
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
		(in thousands, except for share and per share data)
Net income attributable to ordinary shareholders	1,292,172	1,805,181	269,506	1,825,797	2,711,451	404,810
Add:
Share-based compensation expense (1)	—	—	—	248,027	178,980	26,721
Adjusted Net income attributable to ordinary shareholders	1,292,172	1,805,181	269,506	2,073,824	2,890,431	431,531

Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	827,015,267	809,733,116	809,733,116	827,755,090	809,214,926	809,214,926
Diluted	827,015,267	809,733,116	809,733,116	827,755,090	809,214,926	809,214,926

Net earnings per share/ADS attributable to ordinary shareholders
Basic	1.56	2.23	0.33	2.21	3.35	0.50
Diluted	1.56	2.23	0.33	2.21	3.35	0.50

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	1.56	2.23	0.33	2.51	3.57	0.53
Diluted	1.56	2.23	0.33	2.51	3.57	0.53

(1) Net of income taxes of nil

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508